ICAP

4/23/2004

04024836

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
APR 27 2004
WASH. D.C. 181 SECTION

FILE NUMBER: 08204904

Re: ICAP plc – AVS No.: 366829

SUPPL

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Deputy General Counsel

RC:db
Enclosures

dlw 5/5

ICAP North America Inc.
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

ICAP

16 April 2004

Company Announcements Office
Old Broad Street
London
EC2N 1HP

Dear Sirs

ICAP plc – AVS No. 366829
Legal & General Group plc

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7000 5782.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enc:

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO **366829**

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP PLC**	2. Name of shareholder having a major interest **LEGAL AND GENERAL GROUP PLC**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's s pouse or children under the age of 18 **SEE ATTACHED LETTER**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LETTER**

5. Number of shares/amount of stock acquired **5,409,639**	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **0.94%**	7. Number of shares/amount of stock disposed **N/A**	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **N/A**

9. Class of security **ORDINARY SHARES OF 10P EACH**	10. Date of transaction **15.04.04**	11. Date company informed **16.04.04**
12. Total holding following this notification **23,262,712**	13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) **4.02%**	

14. Any additional information	15. Name of contact and telephone number for queries **KATHRYN DICKINSON** **020 7000 5782**
16. Name and signature of authorised company official responsible for making this notification [signature] Date of notification: **16 April 2004**	**KATHRYN DICKINSON** **DEPUTY COMPANY SECRETARY**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Legal & General

Your Fax: 020 7374 6743

15 April, 2004

Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH
Telephone 020 7489 1888

Icap PLC
Park House
16 Finsbury Ciricus
London
EC2M 7UR
Attn: Company Secretary

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	156,910	
HSBC Global Custody Nominee (UK) Ltd A/C 923363	323,500	
HSBC Global Custody Nominee (UK) Ltd A/c 775237	124,100	
HSBC Global Custody Nominee (UK) Ltd A/c 886603	5,658,000	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,878,065	
HSBC Global Custody Nominee (UK) Ltd A/c 130007	171,681	
HSBC Global Custody Nominee (UK) Ltd A/c 770286	261,300	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	11,611,311	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	608,500	
HSBC Global Custody Nominee (UK) Ltd A/c 361602	68,900	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	1,506,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	573,145	
HSBC Global Custody Nominee (UK) Ltd A/c 766793	101,500	
HSBC Global Custody Nominee (UK) Ltd A/c 824434	32,000	
HSBC Global Custody Nominee (UK) Ltd A/c 924422	187,800	
	23,262,712	4.02%

We currently have a notifiable interest in 23,262,712 Ordinary 10p shares which we understand represents 4.02% of that class of your share capital calculated on an issued share capital of 578,296,259 Ordinary 10p shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact **Helen Tasker** on 020 7528 6818.

Yours faithfully,

Helen Tasker
Authorised Signatory

Lee Toms
Authorised Signatory

COPY

ICAP

4/23/2004

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

Re: ICAP plc – AVS No.: 366829

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Deputy General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com